SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Virtusa Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92827P102

(CUSIP Number)

New Mountain Vantage Advisers, L.L.C.

787 Seventh Avenue, 49th Floor

New York, NY 10019

(212) 720-0300

With a copy to:

Russell Leaf

Jared Fertman

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92827P102	13D	Page 2 of 10

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage LO, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 28,517 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 28,517 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,517 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 30,132,817 shares of common stock, par value $0.01 per share, outstanding as of May 22, 2020, as reported by Virtusa Corporation in its Form 10-K filed on May 28, 2020.

CUSIP No. 92827P102	13D	Page 3 of 10

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage Focus, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 144,256 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 144,256 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,256 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.48%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 30,132,817 shares of common stock, par value $0.01 per share, outstanding as of May 22, 2020, as reported by Virtusa Corporation in its Form 10-K filed on May 28, 2020.

CUSIP No. 92827P102	13D	Page 4 of 10

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage (California) II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 534,594 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 534,594 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 534,594 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.77%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 30,132,817 shares of common stock, par value $0.01 per share, outstanding as of May 22, 2020, as reported by Virtusa Corporation in its Form 10-K filed on May 28, 2020.

CUSIP No. 92827P102	13D	Page 5 of 10

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 478,923 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 478,923 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 478,923 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.59%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 30,132,817 shares of common stock, par value $0.01 per share, outstanding as of May 22, 2020, as reported by Virtusa Corporation in its Form 10-K filed on May 28, 2020.

CUSIP No. 92827P102	13D	Page 6 of 10

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage Co-Invest II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 1,519,871 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 1,519,871 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,519,871 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.04%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 30,132,817 shares of common stock, par value $0.01 per share, outstanding as of May 22, 2020, as reported by Virtusa Corporation in its Form 10-K filed on May 28, 2020.

CUSIP No. 92827P102	13D	Page 7 of 10

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage GP, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 2,706,161 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 2,706,161 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,706,161 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.98%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 30,132,817 shares of common stock, par value $0.01 per share, outstanding as of May 22, 2020, as reported by Virtusa Corporation in its Form 10-K filed on May 28, 2020.

CUSIP No. 92827P102	13D	Page 8 of 10

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage Advisers, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 2,706,161 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 2,706,161 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,706,161 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.98%*
(14)	TYPE OF REPORTING PERSON (see instructions) IA

*	Percentage calculated based on 30,132,817 shares of common stock, par value $0.01 per share, outstanding as of May 22, 2020, as reported by Virtusa Corporation in its Form 10-K filed on May 28, 2020.

CUSIP No. 92827P102	13D	Page 9 of 10

(1)	NAMES OF REPORTING PERSONS Steven B. Klinsky
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF, PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 2,706,161 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 2,706,161 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,706,161 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.98%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 30,132,817 shares of common stock, par value $0.01 per share, outstanding as of May 22, 2020, as reported by Virtusa Corporation in its Form 10-K filed on May 28, 2020.

CUSIP No. 92827P102	13D	Page 10 of 10

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Virtusa Corporation (the “Issuer”) and amends the Schedule 13D filed on July 6, 2020 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 1 is being filed to amend Item 5 of the Schedule 13D as follows:

Item 5. Interest in Securities of the Issuer

(c) Due to a technical error, the transactions in the Common Stock effected during the past 60 days by the Reporting Persons were inadvertently omitted from the Original Schedule 13D. Such transactions are set forth on Schedule 1 attached hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2020

NEW MOUNTAIN VANTAGE LO, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE FOCUS, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE (CALIFORNIA) II, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE CO-INVEST II, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE GP, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

STEVEN B. KLINSKY

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

SCHEDULE 1

TRANSACTIONS IN THE COMMON STOCK EFFECTED DURING THE PAST 60 DAYS BY THE REPORTING PERSONS

The following transactions in the Common Stock were effected during the past 60 days by the Reporting Persons in the open market:

Name of Reporting Person	Date of Transaction	Amount of Security Bought / (Sold)		Price Per Share (including brokerage commissions and transaction costs)
New Mountain Vantage Focus, L.P.	5/14/2020	14,000		$24.42
New Mountain Vantage Focus, L.P.	5/15/2020	25,000		$27.58

New Mountain Vantage (California) II, L.P.	6/23/2020	64,760		$31.24
New Mountain Vantage (California) II, L.P.	6/23/2020	(64,760	)*	$31.19
New Mountain Vantage (California) II, L.P.	6/24/2020	64,760		$30.06
New Mountain Vantage (California) II, L.P.	6/24/2020	(64,760	)*	$30.03
New Mountain Vantage (California) II, L.P.	6/25/2020	69,386		$31.32
New Mountain Vantage (California) II, L.P.	6/25/2020	(69,386	)*	$31.28
New Mountain Vantage (California) II, L.P.	6/26/2020	69,386		$30.76
New Mountain Vantage (California) II, L.P.	6/26/2020	(69,386	)*	$30.73
New Mountain Vantage (California) II, L.P.	6/29/2020	69,386		$31.52
New Mountain Vantage (California) II, L.P.	6/29/2020	(69,386	)*	$31.49
New Mountain Vantage (California) II, L.P.	6/30/2020	69,386		$32.14
New Mountain Vantage (California) II, L.P.	6/30/2020	(69,386	)*	$32.12
New Mountain Vantage (California) II, L.P.	7/1/2020	69,386		$31.54
New Mountain Vantage (California) II, L.P.	7/1/2020	(69,386	)*	$31.50
New Mountain Vantage (California) II, L.P.	7/2/2020	58,144		$32.07
New Mountain Vantage (California) II, L.P.	7/2/2020	(58,144	)*	$32.05

New Mountain Vantage, L.P.	5/14/2020	23,837	*	$24.66
New Mountain Vantage, L.P.	5/15/2020	54,000	*	$27.64
New Mountain Vantage, L.P.	6/23/2020	47,240		$31.24
New Mountain Vantage, L.P.	6/23/2020	(47,240	)*	$31.19
New Mountain Vantage, L.P.	6/24/2020	47,240		$30.06
New Mountain Vantage, L.P.	6/24/2020	(47,240	)*	$30.03
New Mountain Vantage, L.P.	6/25/2020	50,614		$31.32
New Mountain Vantage, L.P.	6/25/2020	(50,614	)*	$31.28
New Mountain Vantage, L.P.	6/26/2020	50,614		$30.76
New Mountain Vantage, L.P.	6/26/2020	(50,614	)*	$30.73
New Mountain Vantage, L.P.	6/29/2020	50,614		$31.52
New Mountain Vantage, L.P.	6/29/2020	(50,614	)*	$31.49
New Mountain Vantage, L.P.	6/30/2020	50,614		$32.14
New Mountain Vantage, L.P.	6/30/2020	88,959		$32.11
New Mountain Vantage, L.P.	6/30/2020	(50,614	)*	$32.12

New Mountain Vantage, L.P.	6/30/2020	(88,959	)*	$32.07
New Mountain Vantage, L.P.	7/1/2020	50,614		$31.54
New Mountain Vantage, L.P.	7/1/2020	(50,614	)*	$31.50
New Mountain Vantage, L.P.	7/2/2020	42,414		$32.07
New Mountain Vantage, L.P.	7/2/2020	(42,414	)*	$32.05

New Mountain Vantage Co-Invest II, L.P.	5/14/2020	49,000	*	$24.66
New Mountain Vantage Co-Invest II, L.P.	5/15/2020	105,000	*	$27.64
New Mountain Vantage Co-Invest II, L.P.	6/24/2020	3,200		$30.09
New Mountain Vantage Co-Invest II, L.P.	6/24/2020	(3,200	)*	$30.08
New Mountain Vantage Co-Invest II, L.P.	6/25/2020	1,613		$30.50
New Mountain Vantage Co-Invest II, L.P.	6/25/2020	(2,500	)*	$30.48
New Mountain Vantage Co-Invest II, L.P.	6/26/2020	887		$30.50
New Mountain Vantage Co-Invest II, L.P.	7/1/2020	105,171		$31.53
New Mountain Vantage Co-Invest II, L.P.	7/1/2020	(103,536	)*	$31.49
New Mountain Vantage Co-Invest II, L.P.	7/2/2020	92,381		$32.12
New Mountain Vantage Co-Invest II, L.P.	7/2/2020	(94,016	)*	$32.11

* denotes transactions pursuant to the Cash Derivative Agreements